MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-4340 / Fax 617-954-7723

October 6, 2011
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Registration Statement on Form N-14 for MFS Variable Insurance Trust II (File Nos. 333-176396; 811-3732)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (File Nos. 333-176396; 811-3732) (the “Registrant”), this letter sets forth our responses to your comments on the Registrant’s Registration Statement filed on Form N-14 on August 19, 2011.

General Comments

1.	Comment: Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statement.

Response:    As requested, in connection with the filing of the above-referenced Registration Statement, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Securities and Exchange Commission
October 6, 2011

Proxy Statement/Prospectus

2.
Comment:  Please include the following language to the Proxy Statement/Prospectus:  "The Securities offered by this Proxy Statement/Prospectus have not been approved or disapproved by the Securities and Exchange Commission ("SEC"), nor has the SEC passed upon the accuracy or adequacy of such Proxy Statement/Prospectus.  Any representation to the contrary is a criminal offense."

Response:    The requested disclosure will be made.

3.	Comment: Please indicate when the reorganization is expected to take place.

Response:    The requested disclosure will appear in the response to the question "Why am I receiving this Proxy Statement/Prospectus."

4.	Comment: Please correct the spelling error with respect to the word "Semi-Annual" in the penultimate paragraph in the response to the question "Why am I receiving this Proxy Statement/Prospectus?."

Response:  The requested change will be made.

5.
Comment:  Please include the following or equivalent disclosure in the response to the question "Why am I being asked to elect a Board of Managers?":  "Accounts that are restructured as sub-accounts of the New UIT will not have a Board of Managers because unit investment trusts do not have a Board of Managers or similar body overseeing their operations."

Response:   The requested change will be made.

6.
Comment:  Please include the following or equivalent disclosure in the response to the question "How will the Reorganization affect me?":"Accounts that are restructured as sub-accounts of the New UIT will not have a Board of Managers because unit investment trusts do not have a Board of Managers or similar body overseeing their operations."

Response:  The requested disclosure will be made.

7.
 Comment:  Please include the following or equivalent disclosure in the response to the question, "Will the Reorganization result in a change in Voting Procedures?":  "Due to proportional voting, if only a small number of votes are received from persons entitled to vote, that small number will decide the matter being voted on."

Response:  The requested disclosure will be made.

8.
 Comment:  Please include the following disclosure in the response to the question "Will I have to pay any sales load, commission or other transaction fee in connection with the Reorganization?":  "The Accounts and the Portfolios will bear any brokerage costs associated with repositioning each Account's portfolio holdings as a result of the Reorganization.  We anticipate these costs will be immaterial."

Securities and Exchange Commission
October 6, 2011

             Response:  The requested disclosure will be made.

9.
 Comment:  Please substitute the phrase "one exception" to "exceptions" in the first paragraph in the response to the question "How do the Portfolios' investment objectives, principal investment strategies and risks compare?"  Please also explain the differences between the investment strategies of (i) the Money Market Variable Account and MFS Money Market Portfolio and (ii) the Capital Appreciation Variable Account and MFS Massachusetts Investors Growth Stock Portfolio.

Response:  The requested change will be made, and the requested disclosure will be added.

10.
 Comment:  Please reference the acronym for each Variable Account and the name of each acquiring portfolio when describing the investment objectives, principal investment strategies and principal investment risks of the Variable Accounts in the response to the question "How do the Portfolios' investment objectives, principal investment strategies and risks compare?".

Response:  The requested change will be made.

11.	Comment: Please remove the reference to the voluntary fee waiver in the expense table for the Money Market Variable Account and the MFS Money Market Portfolio.

Response:  The requested change will be made.

12.	Comment: In the first paragraph in the response to the question "How do the fees and expenses of the Accounts and Portfolios compare?", please clarify the levels of the Compass 3 contracts.

Response:  The following sentence will be added to the paragraph:  "Compass 3-Level 2 refers to values after the seventh contract anniversary where a distribution expense risk charge is no longer deducted from the Account."

13.	Comment: Please show all of the capitalization tables as of June 30, 2011.

    Response:  The requested change will be made.

14.
 Comment:  Please add the following or equivalent disclosure to the first paragraph in the section entitled "Purpose of Election of Managers" under "Proposal 7-To Elect a Board of Managers":  "Because the New UIT will not have a Board of Managers or similar body overseeing its operations, the Accounts which approve the Reorganization will not need to elect a new Board of Managers."

Securities and Exchange Commission
October 6, 2011

Response:  The requested change will be made.

15.	Comment: Please add the word "current" before "Managers" in the first paragraph following footnote (k) under the section entitled "Current Managers" under "Proposal 7-To Elect a Board of Managers."

Response:  The requested change will be made.

16.
Comment:  Please complete Exhibit B for the definitive filing and note if there is a controlling contract owner of the Accounts.  Please also add the phrase "entitled to vote" after the phrase "each Account" in the section entitled "General Information-Share Ownership."

Response:  Exhibit B will be completed in the definitive filing and any controlling contract owner of the Accounts will be noted.  The requested disclosure will be added.

17.
 Comment:  Please revise paragraph 9.2 of the Agreement and Plan of Reorganization to be consistent with the Proxy Statement/Prospect with respect to MFS paying the costs of the Reorganization (other than repositioning costs).

Response:  The requested change will be made.

Statement of Additional Information (“SAI”)

18.	Comment: Please include pro forma balance sheet and financial information as of June 30, 2011.

Response:  The requested change will be made.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340.

Sincerely,

/S/ Susan A. Pereira
Susan A. Pereira
Assistant Secretary